Request for Acceleration of Effective Date of

Registration Statement of

OFI Funds Trust

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

December 13, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC, 20549

Re:	OFI Funds Trust on behalf of its series; OFI Pictet Global Environmental Solutions Fund
Registration Statement on Form N-1A
File Nos. 333-215964 and 811-23231

To the Securities and Exchange Commission:

OFI Funds Trust (“Registrant”) on behalf of its series; OFI Pictet Global Environmental Solutions Fund (“Fund”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby respectfully request please the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to Friday, December 15, 2017, at or before 5 p.m., or as soon as possible thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OFI Funds Trust

By:	/s/ Cynthia Lo Bessette
-----------------------------------------------
Cynthia Lo Bessette, Secretary and Chief
Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/Jennifer Foxson
-----------------------------------------------
Jennifer Foxson, Secretary